UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______ to _______
Commission file Number 001-14471
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
(Full title of the Plan)
MEDICIS PHARMACEUTICAL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
7720 NORTH DOBSON ROAD
SCOTTSDALE, ARIZONA 85256
(Address of principal executive office of the issuer)
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
Index of Financial Statements and Exhibits
Item
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2010 and 2009
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010
Notes to Financial Statements
Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)
Signature
Exhibit 23 — Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Financial Statements and
Supplemental Schedule
Medicis Pharmaceutical Corporation 401(k) Plan
December 31, 2010 and 2009, and Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Medicis Pharmaceutical Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009, and Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
Medicis Pharmaceutical Corporation
As Plan Administrator of the Medicis Pharmaceutical Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Medicis Pharmaceutical Corporation 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Phoenix, Arizona
July 12, 2011

Medicis Pharmaceutical Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets
Investments, at fair value	$47,236,058	$35,680,641
Employer contributions receivable	3,097,709	2,205,897
Participant contributions receivable	111,328	103,566
Notes receivable from participants	547,447	516,664
Interest and dividend receivable	12,168	8,282

Net assets reflecting investments at fair value	51,004,710	38,515,050
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(103,656)	(18,411)

Net assets available for benefits	$50,901,054	$38,496,639

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Net investment income:
Interest and dividend income	$798,272
Net appreciation in fair value of investments	4,802,372

Net investment income	5,600,644

Contributions:
Participant contributions	5,344,389
Rollover contributions	757,598
Employer contributions	4,722,179

Total contributions	10,824,166

Deductions
Benefits paid directly to participants	(3,955,071)
Administrative expenses	(65,324)

Total deductions	(4,020,395)

Net increase	12,404,415
Net assets available for benefits:
Beginning of year	38,496,639

End of year	$50,901,054

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
General
The Medicis Pharmaceutical Corporation 401(k) Plan, as amended, (the Plan) is a defined contribution plan available to eligible employees of Medicis Pharmaceutical Corporation (the Company or Plan Sponsor). The Plan covers all employees who have attained age 21 and excludes individuals who are hired for a special project which is not expected to last more than 6 months. Eligible employees may elect to join the Plan on their initial employment date but must complete 1,000 hours of service in order to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In accordance with the terms of the Plan, an automatic enrollment feature was added effective July 1, 2010; this feature is available only to employees hired or rehired after the effective date. For a more complete description of the Plan’s provisions, please refer to the Plan document.
Contributions
Participants may make pre-tax or after-tax contributions up to 100% of their annual compensation as defined by the Plan, and subject to the annual limits of the Internal Revenue Code (the Code). Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. Participants may also contribute amounts representing distributions from other qualified plans.
The Plan Sponsor makes matching contributions in amounts equal to 50% of the first 6% of the participant’s contributions. In addition, the Plan Sponsor may, at its sole discretion, make a profit sharing contribution to the Plan for any Plan year. Profit sharing contributions totaled $2,899,490 and matching contributions totaled $1,822,689 during 2010. The profit sharing contribution is provided to all eligible participants based on their relative percentage of eligible compensation for the year; this amount is paid after year end and included in Employer contributions receivable in the Statements of Net Assets Available for Benefits.
Participant Accounts
Each participant’s account is credited with the participant’s and Company contributions and the allocation of Plan earnings. Each account is also charged with an allocation of administrative expenses not paid by the Plan Sponsor. The benefit to which a participant is allowed is limited to the vested balance in his or her account.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants vest immediately in their elective contributions plus actual earnings thereon, and such amounts are nonforfeitable. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after two full years of service and vests 60% after three years and 100% after four years. A participant becomes fully vested upon disability or death or reaching normal retirement age, as defined by the Plan.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one month to five years, not to exceed five years. A participant can have only one loan outstanding at any point in time. The loans bear interest at a rate as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions. If a participant terminates employment with the Company, they may continue to make loan payments up to 90 days after termination through a pre-authorized check agreement. If the loan is not repaid, it will be treated as a distribution.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay Plan expenses not paid by the Plan Sponsor or used to reduce future Plan Sponsor contributions. Forfeited contributions totaled $218,794 in 2010 with $102,855 used to reduce employer contributions, and the Plan did not use forfeitures to pay Plan expenses. At December 31, 2010 and 2009, unallocated forfeitures totaled $226,884 and $110,349, respectively.
Benefit Payments
Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. If the account balance is $1,000 or less, the entire vested balance is distributed to the participant.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become fully vested in their accounts.
Administrative Expenses
The Company typically pays the majority of the administrative expenses for the Plan.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting. Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investments Valuation and Income Recognition
All Plan investments are held by The Charles Schwab Trust Company (Charles Schwab or the Trustee) and are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
The Schwab Stable Value Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation includes the Plan’s gains and losses on investments bought, sold, and held during the year.
Investment securities are exposed to various risks, such as interest rate, credit and market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from these estimates.
New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures About Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820 Fair Value Measurements and Disclosures to clarify certain existing fair value disclosures and require additional disclosure. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the rollforward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 rollforward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 rollforward, this guidance is effective for fiscal years beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have any affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
Reclassifications
Certain prior year amounts have been reclassified in these financial statements to conform to the current year presentation. Such reclassifications had no effect on net assets available for benefits as previously reported.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31,
	2010	2009

Schwab Managed Retirement 2030 Cl II	$5,192,420	$4,102,764
Investment Co of America R5	4,885,182	4,261,207
Schwab Stable Value Instl**	4,121,312	2,686,660
Schwab Managed Retirement 2040 C1 II	3,376,818	1,957,447
Goldman Sachs Mid Cap Value Instl	3,287,174	2,332,772
Thornburg International Value I	3,132,485	2,247,907
PIMCO Total Return Fund Cl A	3,114,119	2,329,121
Vanguard Mid Cap Growth Idx Inv	3,078,437	2,018,674
William Blair International Growth Fund I	2,851,267	2,288,349
Medicis Pharmaceutical Corporation Class A Common Stock	*	2,261,218
Schwab Managed Retirement 2020 C1 II	*	2,227,123

*	Investment balance represents less than 5% of net assets for indicated year.

**	The contract value of the Plan’s investment in the Schwab Stable Value Instl was $4,017,656 and $2,668,249 at December 31, 2010 and 2009, respectively.
During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$3,166,227
Common collective trust funds	1,649,364
Common stock	(13,219)

Total	$4,802,372

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value.
Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Medicis Pharmaceutical Corporation common stock: Valued at the closing price reported on the active market on which the security is traded.
Money market funds: Valued at amortized cost, which approximates fair value.
Self-directed brokerage account: Consists of mutual and money market funds valued using the methodologies described previously.
Common collective trust funds (the CCT’s): The CCT’s are valued at the net asset value of units held by the Plan at year-end based on estimated fair values of the underlying marketable securities and discounted cash flows for underlying fully benefit-responsive investment contracts.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at reporting date.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Large Cap Value/Growth	$4,884,646	$—	$—	$4,884,646
Large Cap Blend	4,885,182	—	—	4,885,182
Foreign Large Cap Growth	5,983,751	—	—	5,983,751
Mid Cap Value/Growth	6,365,611	—	—	6,365,611
Bond Funds	3,614,420	—	—	3,614,420
Global Real Estate	1,435,724	—	—	1,435,724
Medicis Pharmaceutical Corporation common stock	1,807,816	—	—	1,807,816
Self-direct brokerage account	1,861,076	—	—	1,861,076
Money market funds	—	285	—	285
Common collective trust funds:
Balanced Funds	—	12,276,235	—	12,276,235
Fixed Income	—	4,121,312	—	4,121,312

Total investments at fair value	$30,838,226	$16,397,832	$—	$47,236,058

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Large Cap Value/Growth	$3,555,284	$—	$—	$3,555,284
Large Cap Blend	4,261,206	—	—	4,261,206
Foreign Large Cap Growth	4,536,255	—	—	4,536,255
Mid Cap Value/Growth	4,351,446	—	—	4,351,446
Bond Funds	2,361,151	—	—	2,361,151
Global Real Estate	1,073,634	—	—	1,073,634
Medicis Pharmaceutical Corporation common stock	2,261,218	—	—	2,261,218
Self-direct brokerage account	1,249,853	—	—	1,249,853
Money market funds	—	187	—	187
Common collective trust funds:
Balanced Funds	—	9,343,747	—	9,343,747
Fixed Income	—	2,686,660	—	2,686,660

Total investments at fair value	$23,650,047	$12,030,594	$—	$35,680,641

The investment objectives and underlying investments of the CCT’s vary, with the majority holding diversified portfolios of domestic and international equity, fixed income and stable value investments, and the remainder holding primarily fixed income investments. Each CCT provides for daily redemption by the Plan and participants, with the exception of the Schwab Stable Value Instl fund (Stable Value fund). A complete redemption of the Stable Value fund by the Plan could be subject to a restriction on redemption for up to 12 months.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
5. Income Tax Status (continued)
Plan management evaluates uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.
6. Parties-In-Interest
Certain Plan investments are shares in mutual funds or units of common collective trust funds managed by Charles Schwab or its affiliates. Because Charles Schwab is the Plan’s trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Medicis Pharmaceutical Corporation Class A Common Stock. These transactions also qualify as party-in-interest transactions. Still other Plan investments are made in the form of loans to Plan participants. These transactions also qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transactions rules under ERISA.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$50,901,054	$38,496,639
Investment contract valuation — adjustment from contract value to fair value	103,656	18,411

Net assets available for benefits per Form 5500	$51,004,710	$38,515,050

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

2010
Net increase in net assets available for benefits per the financial statements	$12,404,415
Adjustment from contract value to fair value at December 31, 2009	(18,411)
Adjustment from contract value to fair value at December 31, 2010	103,656

Net increase in net assets available for benefits per Form 5500	$12,489,660

8. Other Matters
Ernst & Young LLP (“E&Y”), the independent registered public accounting firm which audited the Plan, has advised the audit committee of the board of directors of the Company (the “Audit Committee”) that for the Plan years ended December 31, 2007, 2008 and 2009, E&Y was not in compliance with the standards for auditor independence to have an engagement quality review performed by a partner that was qualified to perform the review because E&Y did not timely comply with the requirement that the concurring partner for the Plan rotate off the account. E&Y had a qualified and independent partner re-perform the independent review procedures for the Plan for the fiscal years ended December 31, 2007, 2008 and 2009, and concluded that no changes to the financial statements were necessary. After review, E&Y has concluded that this required audit procedure has been completed and that it is capable of exercising objective and impartial judgment with respect to the audits of the Plan’s financial statements. The Plan and Audit Committee have reviewed the matter and concur with E&Y’s conclusion that this violation does not impair E&Y’s ability to exercise objective and impartial judgment in connection with the audit of the Plan’s financial statements.

Supplemental Schedule

Medicis Pharmaceutical Corporation 401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
EIN: 52-1574808 PN: 001
December 31, 2010

		Description of Investment
		Including Maturity Date, Rate
	Identity of Issue, Borrower, Lessor, or	of Interest, Collateral, Par,				Current
	Similar Party	or Maturity Value	Shares	Cost		Value

	Mutual funds:
	American Beacon Lgcp Val Instl	Registered Investment Company	46,078	*	*	$898,519
	Brandywine Blue Fund	Registered Investment Company	84,246	*	*	2,160,072
	Cohen & Steers Institutional Global Realty	Registered Investment Company	69,292	*	*	1,435,724
	Goldman Sachs Mid Cap Value Instl	Registered Investment Company	90,932	*	*	3,287,174
	Investment Co of America R5	Registered Investment Company	173,541	*	*	4,885,182
	MFS Value Fund Class A	Registered Investment Company	80,055	*	*	1,826,054
	PIMCO All Asset All Authority Inst	Registered Investment Company	47,332	*	*	500,301
	PIMCO Total Return Fund Cl A	Registered Investment Company	287,016	*	*	3,114,119
	Thornburg International Value I	Registered Investment Company	109,375	*	*	3,132,485
	Vanguard Mid Cap Growth Idx Inv	Registered Investment Company	125,856	*	*	3,078,437
	William Blair International Growth Fund I	Registered Investment Company	127,631	*	*	2,851,267

	Self-direct brokerage account	Various Registered Investment	—
		Company Mutual Funds		*	*	1,337,621

	Common collective trust funds:
*	Schwab Managed Retirement 2010 C1 II	Common Collective Trust Fund	48,734	*	*	806,549
*	Schwab Managed Retirement 2020 C1 II	Common Collective Trust Fund	132,114	*	*	2,318,604
*	Schwab Managed Retirement 2030 C1 II	Common Collective Trust Fund	285,141	*	*	5,192,420
*	Schwab Managed Retirement 2040 C1 II	Common Collective Trust Fund	183,623	*	*	3,376,818
*	Schwab Managed Retirement 2050 C1 II	Common Collective Trust Fund	55,447	*	*	542,273
*	Schwab Managed Retirement Income II	Common Collective Trust Fund	3,032	*	*	39,571
*	Schwab Stable Value Instl	Common Collective Trust Fund	205,561	*	*	4,121,312

	Common stock:
*	Medicis Pharmaceutical Corporation Class A Common Stock	Employer Securities	67,481	*	*	1,807,816

	Money Market Stock Liquidity	Money Market	—	*	*	285

	Short-term investments:
*	Schwab Municipal Money Fund	Short-term investments	—	*	*	7,313
*	Schwab Money Market Fund	Short-term investments	—	*	*	419,539
*	Cash included in Self-Brokerage Investments	Short-term investments	—	*	*	96,603

						$47,236,058

Medicis Pharmaceutical Corporation 401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
EIN: 52-1574808 PN: 001
December 31, 2010

		Description of Investment
		Including Maturity Date, Rate
	Identity of Issue, Borrower, Lessor, or	of Interest, Collateral, Par,				Current
	Similar Party	or Maturity Value	Shares	Cost		Value

*	Participant loans	Notes receivable from participants, Interest rates ranging from 4.25% to 9.50%; various maturities	—	*	*	547,447

						$47,783,505

*	Party in interest as defined by ERISA

**	Investments are participant-directed, therefore cost information is not required.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN (Full Title of the Plan)
Date: July 12, 2011	By:	/s/ RICHARD D. PETERSON
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer of Medicis Pharmaceutical Corporation, issuer of the securities held pursuant to the Plan (Plan Administrator)